                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 2)


                         REGENERON PHARMACEUTICALS, INC
          ------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   75886F 10 7
          ------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     o    Rule 13d-1(b)

     x    Rule 13d-1(c)

     o    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 75886F 10 7                                                  13G/A
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  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Leonard S. Schleifer, M.D., Ph.D.
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [o]
                                                                     (b)  [o]

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  3    SEC USE ONLY


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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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   NUMBER OF
                                       5    SOLE VOTING POWER
    SHARES
                                            2,458,439
 BENEFICIALLY                         --------------------------------------
                                       6    SHARED VOTING POWER
   OWNED BY
                                            0
    EACH                              --------------------------------------
                                       7    SOLE DISPOSITIVE POWER
  REPORTING
                                            2,458,439
 PERSON WITH                          --------------------------------------
                                       8    SHARED DISPOSITIVE POWER

                                            0
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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       2,458,439
--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                                       [X]


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   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.5%

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   12  TYPE OF REPORTING PERSON*

       IN
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* SEE INSTRUCTIONS BEFORE FILLING OUT


                                 SCHEDULE 13G/A

CUSIP No. 75886F 10 7
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Item 1. (a)  Name of Issuer

             Regeneron Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
Item 1. (b)  Address of Issuer's Principal Executive Offices

             777 Old Saw Mill River Road
             Tarrytown, New York 10591
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Item 2. (a)  Name of Person Filing


             Leonard S. Schleifer, M.D., Ph.D.
--------------------------------------------------------------------------------



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Item 2. (b)  Address of Principal Business Office or, if none, residence

             777 Old Saw Mill River Road
             Tarrytown, New York 10591
--------------------------------------------------------------------------------
Item 2. (c)  Citizenship


             United States of America
--------------------------------------------------------------------------------
Item 2. (d)  Title of Class of Securities


             Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
Item 2. (e)  CUSIP Number


             75886F 10 7
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Item 3.      Not Applicable.



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Item 4.      Ownership

     (a)  Amount Beneficially Owned

          Regeneron Pharmaceuticals, Inc. (the "Issuer") has two classes of outstanding capital stock, Common Stock, par value $.001 per share (the "Common Stock"), holders of which are entitled to one vote per share, and Class A Stock, par value $.001 per share ("Class A Stock"), holders of which are entitled to ten votes per share. The Class A Stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934. Each share of Class A Stock may be converted at the option of the holder at any time into one fully paid and non-assessable share of Common Stock. In addition, pursuant to the terms of the Issuer's Certificate of Incorporation, each share of Class A Stock will be automatically converted into one fully paid and non-assessable share of Common Stock upon the transfer of Class A Stock whether by sale, exchange, gift, operation of law, pledge, or otherwise, or upon any transfer of the power to vote such shares by proxy, to a person who is not a "Permitted Transferee" (as such term is defined in the Issuer's Certificate of Incorporation).

          The Reporting Person is the beneficial owner of 1,710,790 shares of Class A Stock and 74,779 shares of Common Stock. In addition, the Reporting Person is the beneficial owner of 672,870 stock options which have vested (or will vest in the next sixty days) and were granted under the Issuer's Long-Term Incentive Plans. Each Stock Option entitles the Reporting Person to purchase one share of Common Stock at an exercise price determined in accordance with the Issuer's Long-Term Incentive Plans.

          Harriet Schleifer, the wife of the Reporting Person, is the record owner, as custodian for their children, Adam and David Schleifer, of 58,550 shares of Class A Stock and 1,800 shares of Common Stock. The Reporting Person disclaims beneficial ownership of such shares.

--------------------------------------------------------------------------------
     (b)  Percent of Class

          5.5%

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     (c)  Number of Shares as to which person has

          (i)   Sole power to vote or to direct the vote                 2,458,439

          (ii)  Shared power to vote or to direct the vote               0

          (iii) Sole power to dispose or to direct the disposition       2,458,439

          (iv)  Shared power to dispose or to direct the disposition     0




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Item 5.      Ownership of Five Percent or Less of a Class

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                                      [ ].
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Item 6.      Ownership of More than Five Percent on Behalf of Another Person.


             Not Applicable
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Item 7.      Identification and Classification of the Subsidiary Which Acquired
             the Security Being Reported on by the Parent Holding Company.

             Not Applicable.
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Item 8.      Identification and Classification of Members of the Group.


             Not Applicable.
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Item 9.      Notice and Dissolution of Group.


             Not Applicable.
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Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003


By:    /s/ Leonard Schleifer
       -------------------------------------
       Leonard S. Schleifer, M.D., Ph.D.



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                                 END OF FILING